RIVERSOURCE VARIABLE SERIES TRUST

50606 AMERIPRISE FINANCIAL CENTER

MINNEAPOLIS, MN 55474

Writer’s Direct Contact

(612) 671-4321

November 22, 2010

Mr. Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F Street, NE

Mail Stop 4720

Washington, DC 20549-4720

Re:	RiverSource Variable Series Trust (the “Registrant”)

Registration Nos. 333-169602; 811-22127

Dear Mr. Cowan,

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by email on October 25, 2010 in connection with the registration statement of the Registrant on Form N-14, filed with the Commission on September 27, 2010 pursuant to Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”), relating to the Registrant’s RiverSource Variable Portfolio – Short Duration U.S. Government Fund, Threadneedle Variable Portfolio – International Opportunity Fund, RiverSource Variable Portfolio – Diversified Equity Income Fund and RiverSource Variable Portfolio – Mid Cap Value Fund series. The Staff’s comments are set forth below, and each is followed by our response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in Part A of the registration statement.

1.	Fee Tables

a.	Comment. With regards to Proposals 1, 2 and 4, please explain supplementally why “other expenses” of the acquiring fund are expected to increase on a pro forma basis as a result of the reorganization.

Response. With respect to each of Proposals 1 and 4, “other expenses” of the Buying Fund are not expected to increase as a result of the Reorganization; rather, the increase reflected in the expense tables is the result of a change in the Buying Fund’s net assets between December 31, 2009 (the last day of the year based on which current Buying Fund expenses were calculated) and June 30, 2010 (the last day of the year based on which pro forma Buying Fund expenses were calculated).

With respect to Proposal 2, “other expenses” of the Buying Fund are expected to increase as a result of an increase in transfer agency fees expected to be occasioned by the Reorganization.

b.	Comment. Proposal 1. Please delete footnotes 1 and 4, which state “Management fees are composed of an investment management services fee of x.xx% and an administration fee of x.xx%.” because the disclosure is not required or permitted by Item 3 to form N-1A. Also, please delete footnote 2, which describes a voluntary fee waiver because the disclosure is not required or permitted by Item 3.

Response. As modified by your telephone conversation with Joseph D’Alessandro and Jacob Comer on October 26, 2010 and your email to Joseph D’Alessandro and Jacob Comer on October 27, 2010, the requested change will be made, such that footnote 2 will be deleted, while footnotes 1 and 4 will be retained.

c.	Comment. Proposal 2. Please delete footnotes 2 and 3 as well as the first sentence of footnotes 4 and 5 because the disclosure is not required or permitted by Item 3 to Form N-1A.

Response. As modified by your telephone conversation with Joseph D’Alessandro and Jacob Comer on October 26, 2010 and your email to Joseph D’Alessandro and Jacob Comer on October 27, 2010, the requested change will be made, such that footnote 3 will be deleted, while footnote 2 and the first sentence of footnotes 4 and 5 will be retained.

d.	Comment. Proposal 3 and 4. Please delete footnote 2, which describes a voluntary fee waiver because the disclosure is not required or permitted by Item 3. Please delete the first sentence of footnotes 3 and 4 because the disclosure is not required or permitted by Item 3 to Form N-1A.

Response. As modified by your telephone conversation with Joseph D’Alessandro and Jacob Comer on October 26, 2010 and your email to Joseph D’Alessandro and Jacob Comer on October 27, 2010, the requested change will be made, such that footnote 2 will be deleted, while first sentence of footnotes 3 and 4 will be retained.

e.	Comment. We note that ‘other expenses’ of each of the acquiring funds differ from the amounts shown in the fee table in the April 30, 2010 prospectus. What accounts for the difference?

Response. In the April 30, 2010 prospectuses, administration fees were categorized as “other expenses.” In the proxy statement/prospectus, administration fees were categorized as “management fees” to facilitate expense comparisons among Funds.

f.	Comment. With regards to Proposal 1, please confirm the management fee rate of the acquiring and combined fund. Should the rate be shown as .48%?

Response. This confirms that the management fee rate should be 0.43%, as shown.

g.	Comment. With regards to Proposal 2, explain in footnote 2 that the total annual fund operating expenses will not correlate to the ratio of expenses to average net assets shown in the financial highlights table because the financial highlights do not include the effects of acquired fund fees and expenses.

Response. The requested change will be made.

h.	Comment. As a condition to the closing of the reorganizations under Proposals 3 and 4, shareholders of the acquiring funds will have approved the proposed investment management services agreement approved by each fund’s Board in September, 2010. On page 50, however, the disclosure refers to approval of a proposed “amended” investment management services agreement. If there are any changes to the agreement, please describe the changes, including whether any changes in the management fee rates have been reflected in the pro forma combined fee tables.

Response. The referenced disclosure regarding the conditionality of the closing of the Reorganizations contemplated by Proposals 3 and 4 has been removed, because the closing of such Reorganizations will not be contingent upon approval by shareholders of the applicable Buying Fund of the proposed changes to the investment management services agreement for the Buying Fund.

2.	Examples

Comment. In the narrative, please include a statement that the example does not reflect fees or expenses assessed in connection with the variable insurance contract and actual expenses may be higher as a result.

Response. The requested change will be made.

3.	Performance

a.	Comment. All Proposals. Please delete footnote * to the bar chart and table for the Buying Fund as it is not required or permitted by the form.

Response. In accordance with your telephone conversation with Joseph D’Alessandro and Jacob Comer on October 26, 2010 and your email to Joseph D’Alessandro and Jacob Comer on October 27, 2010, the requested change will not be made; however, the disclosure contained in footnote * will be removed to the narrative.

b.	We note the caption “Annual Total Returns” was used in lieu of the form required caption “Average Annual Total Returns?” Please use captions in the form to enhance comparability.

Response. The requested change will be made.

c.	Comment. Proposal 1 and 2. Please delete footnote 3 and 4 to the Selling Fund table as the disclosure is not required or permitted by the form. Also, please delete footnote 2 and 4 to the Buying Fund table as the disclosure is not required or permitted by the form. In addition, per Instruction 2(b) to Item 4, please move the disclosure in footnote 3 (regarding information about the secondary index) to the narrative of the Buying Fund table.

Response. The requested changes will be made.

d.	Comment. We note that with respect to Proposal 2, the index used for performance comparison with the acquired fund should be gross, reflecting no deduction for taxes (page 33).

Response. In accordance with your telephone conversation with Joseph D’Alessandro and Jacob Comer on October 26, 2010, the requested change will not be made.

e.	Comment. Proposal 3 and 4. Please delete footnote 2 and 3 to the Selling Fund table as the disclosure is not required or permitted by the form. Also, please delete footnote 2 and 4 to the Buying Fund table as the disclosure is not required or permitted by the form. Also, per Instruction 2(b) to Item 4, please move the disclosure in footnote 3 (regarding information about the secondary index) to the narrative of the Buying Fund table.

Response. The requested changes will be made.

f.	With regards to Proposal 4, please delete references to Class 2 shares of the acquiring fund, since this class of shares will not be issued in connection with the reorganization (pages 48-49).

Response. The requested change will be made.

4.	Quorum

Comment. Please consider clarifying that (due to the use of mirror voting) the presence at the meeting of the participating insurance companies will be sufficient to constitute a quorum of all the shares of the Fund.

Response. The requested change will be made.

5.	Solicitation of Proxies

Comment. Please explain the reason for the bracketed disclosure in this section (p. 58).

Response. The referenced disclosure states: “The expenses of the solicitation will be allocated to each Fund subject to the limitations as described in Exhibit A. Supplementary solicitations may be made by internet, telephone or personal contact.”

The first sentence refers to the arrangement pursuant to which, following the allocation of Reorganization expenses among the Funds involved in the Reorganization, Columbia Management limits the expenses actually borne by any Fund to the anticipated reduction in expenses to be incurred by that Fund over the first year following the Reorganization. Although it is not likely, due to echo voting, the second sentence merely refers to the possibility that Contract Owners could be solicited supplementally to provide voting instructions to their Participating Insurance Companies.

6.	Capitalization Tables

a.	Comment. Include a footnote to explain the adjustments to shares outstanding.

Response. The requested change has been made.

b.	Comment. With regards to Proposal 3, please confirm the following pro forma combined amounts:

(a) Class 3 net assets. Should the amount read $1,390,730,193?

(b) Total net assets. Should the amount read $2,685,399,396?

Response. The referenced figures are correct as they appear in the registration statement. Net assets figures reflect the effects of allocated Reorganization expenses.

c.	Comment. With regards to Proposal 4, please reflect the exchange of Class 1 shares of the acquiring fund for both Class A and Class B shares of the acquired fund. Currently, the table shows Class 2 shares of the acquiring fund being exchanged for Class B shares of the acquired fund.

Response. The requested change will be made.

7.	Financial Highlights

a.	Comment. Please note that the financial highlights of Class 2 shares of Mid Cap Value Fund are not required to be included since that share class is not involved in the reorganization.

Response. The referenced financial highlights will be deleted in their entirety.

b.	Comment. Please delete ‘For periods ended 2009 and after’ from the third sentence of the preamble.

Response. The requested change will be made.

8.	Repositioning Costs

Comment. If the funds will incur brokerage or other transaction costs to reposition the portfolios in connection with the reorganizations, provide an estimate of the costs. Reflect the costs as an adjustment in the capitalization table, reducing the net assets of the combined fund, and explain the adjustment in a footnote to the table.

Response. Although the Funds will have portfolio turnover (which may be substantial) in the ordinary course, Columbia Management does not anticipate that the Funds will incur material repositioning costs in connection with the Reorganizations.

9.	Exhibit A

a.	Comment. Please explain to us why reorganization costs will be paid by the acquiring fund in Proposal 1. We note that the pro forma fee table shows an increase in expenses for acquiring fund shareholders.

Response. The referenced allocation of reorganization costs will be revised to reflect an allocation of reorganization costs consistent with the referenced fee tables.

b.	Comment. Please explain to us why no reorganization costs will be paid by the acquired fund in Proposal 4. We note that the pro forma expense table shows a decrease in expenses for acquired fund shareholders.

Response. The disclosure regarding the mechanics of allocating Reorganization costs, the disclosure regarding the anticipated allocation of Reorganization costs and/or the referenced pro forma expense table may be revised and, once revised, will be consistent.

10.	Statement of Additional Information

a.	Please update the financial statements of the acquired and acquiring funds in accordance with Article 3-18 of Reg. S-X. Note that this may be satisfied by incorporating the June 30, 2010 financial statements by reference.

Response. As you discussed by telephone with Joseph D’Alessandro and Jacob Comer, the requested change will be made in an amendment to the registration statement filed pursuant to Rule 485(b) under the Securities Act.

b.	Under ‘Independent Registered Public Accounting Firms’, please specify that the financial statements of the acquired fund may be found in the annual report to shareholders for the fiscal year ended December 31, 2009.

Response. The requested change will be made.

11.	Tandy

Comment. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response. The Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the registrant’s registration statement that is the subject of this letter. Each registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. Each registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We hope that the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Christopher O. Petersen

Christopher O. Petersen

Assistant Secretary